UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange of 1934
(Amendment No. 5)*

Teléfonos de México S.A.B. de C.V.

(Name of Issuer)

L Shares, without par value

A Shares, without par value

American Depositary Shares each representing 20 L Shares

American Depository Shares each representing 20 A Shares

(Title of Class of Securities)

No CUSIP for the L Shares

No CUSIP for the A Shares

The CUSIP for the American Depositary Shares representing L Shares is 879403780

The CUSIP for the American Depositary Shares representing A Shares is 879403400

(CUSIP Number)

Wayne A. Wirtz, Esq.

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Telephone Number: 210-821-4105

Wayne A. Wirtz, Esq.

AT&T International, Inc.

208 S. Akard St.

Dallas, Texas 75202

Telephone Number: 210-821-4105

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: For the L Shares, none. For the A Shares, none. For the American Depositary Shares representing L shares, 879403780. For the American Depositary Shares representing A shares, 879403400.

1.	Name of Reporting Person AT&T Inc. (formerly known as SBC Communications, Inc.)

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 A Shares and 1,525,206,834 L Shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 A Shares and 1,525,206,834 L Shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 A Shares and 1,525,206,834 L Shares(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% of A Shares and 13.45% of L Shares(3)

14.	Type of Reporting Person HC

(1)

See the Schedule 13D filed on June 20, 2008, by AT&T Inc. and AT&T International, Inc. (the “Original 13D”), as amended and supplemented through Amendment No. 4 thereto (as so amended, the “Schedule 13D”) for an explanation of the number of shares included in this amount. The amount of 2,691,742,548 set forth in footnote 1 of Amendment No. 4 to the Schedule 13D is amended to be increased to 2,709,242,548 based upon (i) 9,813,796,646 L Shares outstanding, (ii) 7,839,596,082 AA Shares outstanding and (iii) 376,107,272 A Shares outstanding, each as of August 1, 2011, as reported by the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.).

(2)

See the Original 13D for an explanation of the number of shares included in this amount. The amount of 7,612,465,476 set forth in footnote 2 of the Schedule 13D is amended to be increased to 8,370,887,893 based upon the numbers of shares outstanding set forth in footnote 1 above.

(3)

See the Original 13D for an explanation of the percentages included in this amount. The amount of 64.33% set forth in footnote 3 of the Schedule 13D is amended to be increased to 69.98%, and the amount of 24.08% is amended to be increased to 24.85% based upon the numbers of shares outstanding set forth in footnote 1 above.

CUSIP No.: For the L Shares, none. For the A Shares, none. For the American Depositary Shares representing L shares, 879403780. For the American Depositary Shares representing A shares, 879403400.

1.	Name of Reporting Person AT&T International, Inc. (formerly known as SBC International, Inc.)

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 A Shares and 1,525,206,834 L Shares(4)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 A Shares and 1,525,206,834 L Shares(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 A Shares and 1,525,206,834 L Shares(5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% of A Shares and 13.45% of L Shares(6)

14.	Type of Reporting Person CO

(4)

See the Original 13D for an explanation of the number of shares included in this amount.  The amount of 2,691,747,548 set forth in footnote 4 of the Schedule 13D is amended to be increased to 2,709,242,548, based upon the numbers of shares outstanding set forth in footnote 1 above.

(5)

See the Original 13D for an explanation of the number of shares included in this amount.  The number of L Shares set forth in footnote 5 of the Schedule 13D is amended to be increased to 8,370,887,893, based upon the numbers of shares outstanding set forth in footnote 1 above.

(6)

See the Original 13D for an explanation of the percentages included in this amount.  The amount of 64.33% set forth in footnote 6 of the Schedule 13D is amended to be increased to 69.98%, and the amount of 24.08% is amended to be increased to 24.85% based upon the numbers of shares outstanding set forth in footnote 1 above.

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on June 20, 2008 by AT&T Inc. (“AT&T”) and AT&T International, Inc. (“AT&T”), and, together with AT&T, the “Reporting Persons”), as amended and supplemented through Amendment No. 4 (“Amendment No. 4”) thereto, filed with the Commission on February 28, 2011 ( as so amended, the “Schedule 13D”).  Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original 13D.  Information about Carso Global Telecom, S.A.B. de C.V. (“CGT”) is based in part on that Schedule 13D filed on behalf of Carlos Slim Helú, his family, and certain related trusts on February 6, 1998, as amended and supplemented through Amendment No. 46, filed on February 28, 2011, thereto (the “Slim 13D”) and the Form 20-F filed by the Issuer on May 11, 2011 (the “20-F”).

The Reporting Persons are filing this Amendment because they intend to tender their shares of the Issuer as further described herein.  Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(c)          The name and principal occupation of each executive officer and director of AT&T and AT&TI are set forth in Exhibit I hereto and incorporated herein by reference. The principal business address for the named individuals on Exhibit I is 208 S. Akard St., Dallas, Texas, 75202, USA. Exhibit I amends and replaces the previously filed Exhibit I (filed as an Exhibit to Amendment No. 2 to the Schedule 13D) in the entirety.

(f)            Each executive officer and director of the Reporting Persons is a citizen of the United States other than Mr. Chico Pardo, who is a citizen of Mexico.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following language to the end of the third paragraph thereof:

On August 1, 2011, Amèrica Mòvil, S.A.B. de C.V. (“AMX”) announced that its Board of Directors approved a tender offer for all of the outstanding shares of capital stock of all classes of the Issuer that are not already owned, directly or indirectly, by AMX, including those shares that are represented by American Depositary Shares.  AMX announced that the purchase price will be $10.50 Mexican pesos per share payable in cash.

As of the date of this Amendment the Reporting Persons intend, if the Offer is launched, to tender all of their shares in the Issuer in the Offer.  The Reporting Persons reserve the right to change their intention regarding the tender of their shares in the Offer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows.  (The following disclosure regarding securities which to the knowledge of the Reporting Persons are beneficially owned by CGT is based on the information contained in Amendment No. 46 to the Slim 13D.)

(a)           Neither AT&T nor AT&TI have sold any shares of the Issuer since the filing of Amendment No. 4.

The percentage of L Shares (including L Shares ADS) of the Issuer beneficially owned by each of AT&T and AT&TI are amended to be increased from 13.36% to 13.45% since the filing of Amendment No. 4.

The percentage of A Shares (including A Shares ADS) of the Issuer, which, to the knowledge of the Reporting Persons are beneficially owned by CGT is amended to be increased from 24.08% to 24.85% since the filing of Amendment No. 4.

The number and percentage of L Shares (including L Shares ADS) of the Issuer, which, to the knowledge of the Reporting Persons, are beneficially owned by CGT are amended to be increased from 9,137,672,310 to 9,896,094,727 and increased from 64.33% to 69.98%, respectively, since the filing of Amendment No. 4.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
I	Directors and Officers of the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

Dated:  August 2, 2011

AT&T Inc.

By:	/s/ Jonathan P. Klug
	Name:	Jonathan P. Klug
	Title:	Senior Vice President and Treasurer

AT&T International, Inc.

By:	/s/ Jonathan P. Klug
	Name:	Jonathan P. Klug
	Title:	Senior Vice President and Treasurer

Exhibit I

Directors and Officers of the Reporting Persons

AT&T

Directors of AT&T

Name of Director	Principal Occupation

Randall L. Stephenson	Chairman of the Board, Chief Executive Officer and President of AT&T Inc.
Gilbert Amelio	Senior Partner, Sienna Ventures
Reuben V. Anderson	Senior Partner Phelps Dunbar, LLP
James H. Blanchard	Retired Chairman of the Board and Chief Executive Officer of Synovus Financial Corp.
Jaime Chico Pardo	President and Chief Executive Officer, ENSA.
James P. Kelly	Retired Chairman of the Board and Chief Executive Officer of United Parcel Service, Inc.
Jon C. Madonna	Retired Chairman and Chief Executive Officer of KPMG
Lynn M. Martin	President of The Martin Hall Group, LLC
John B. McCoy	Retired Chairman of Bank One Corporation
Joyce M. Rochè	President and Chief Executive Officer of Girls Incorporated
Matthew K. Rose	Chairman, President and Chief Executive Officer, Burlington Northern Santa Fe, LLC
Laura D’Andrea Tyson	S.K. and Angela Chan Professor of Global Management, Walter A. Haas School of Business, University of California at Berkeley

Executive Officers of AT&T Inc.

Name of Director	Principal Occupation

Randall L. Stephenson	Chairman of the Board, Chief Executive Officer and President
William A. Blase Jr.	Senior Executive Vice President — Human Resources
James W. Cicconi	Senior Executive Vice President — External and Legislative Affairs, AT&T Services, Inc.
Catherine M. Coughlin	Senior Executive Vice President and Global Marketing Officer
Rafael (Ralph) de la Vega	President and Chief Executive Officer, AT&T Mobility and Consumer Markets
John Stephens	Senior Executive Vice President and Chief Financial Officer
Forrest E. Miller	Group President — Corporate Strategy and Development
John T. Stankey	President and Chief Executive Officer, AT&T Operations, Inc.
Wayne Watts	Senior Executive Vice President and General Counsel
Rayford Wilkins, Jr.	Chief Executive Officer — AT&T Diversified Businesses

AT&T International , Inc.

Directors and Executive Officers of AT&T International, Inc.

Name of Director / Executive Officer	Principal Occupation

Michael Bowling	President — Mexico
Kenneth Corcoran	Vice President — Wireless Network Operations
Jonathan P. Klug	Senior Vice President and Treasurer
Tim P. Leahy	Director, Senior Vice President, General Counsel and Secretary
Rick L. Moore	Director and Senior Vice President — Corporate Development
Lawrence J. Ruzicka	Senior Vice President — Tax
Michael J. Viola	Senior Vice President - Finance
Rayford Wilkins, Jr.	Chairman of the Board and President